Exhibit 12.2
EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2011

Excluding interest on deposits
Income before income tax expense	$22,002

Fixed charges:
Interest expense	7,643
One-third of rents, net of income from subleases (a)	421

Total fixed charges	8,064

Less: Equity in undistributed income of affiliates	(29)

Income before income tax expense and fixed charges, excluding capitalized interest	$30,037

Fixed charges, as above	$8,064

Preferred stock dividends (pre-tax)	684

Fixed charges including preferred stock dividends	$8,748

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.43

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$8,748

Add: Interest on deposits	3,038

Total fixed charges including preferred stock dividends and interest on deposits	$11,786

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$30,037

Add: Interest on deposits	3,038

Total income before income tax expense, fixed charges and interest on deposits	$33,075

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.81

(a)	The proportion deemed representative of the interest factor.